Exhibit 99.3

ICI COMPLETES SALE OF QUEST’S FOOD INGREDIENTS BUSINESS FOR US$440M

Imperial Chemical Industries PLC (“ICI”) has completed the sale of the Food Ingredients business of Quest International to Kerry Group plc for US$ 440 million (£249 million) in cash. ICI expects total net proceeds after tax and other costs of about US$ 365 million (£206 million), which will be used to reduce indebtedness. The transaction was first announced on March 2, 2004.

April 30, 2004